

February 13, 2015

<u>Via Email</u>
Todd B. Pfister, Esq.
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60654

> **Re: Nicholas Financial, Inc.**
> **Schedule TO-I**
> **Filed February 10, 2015**
> **File No. 005-59007**

Dear Mr. Pfister:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with a brief legal analysis explaining the basis upon which the filing parties concluded that the tender offer did not constitute a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3). While we recognize the tender offer seeks to acquire no more than 36.4%-38.9% of outstanding shares if fully subscribed at the high and low end of the price range, the offer may constitute the first step in a series of transactions that could result in application of the rule before one of the two specified going private effects is at risk of occurring.

<u>What is the purpose of the Offer, page 4</u>

2.   Please supplement your disclosure to explain the basis for the filing persons' belief that the specific size of the offer best positions the company to achieve the positive impact described. For example, please briefly describe how the consideration of the amount of debt used to finance the offer factored into the decision to seek to purchase between 36.4%-38.9% of outstanding shares.

3.   Please supplement your disclosure to describe the accounting treatment of the offer or advise us as to why it is not material. See generally, Item 4 of Schedule TO and Item 1004(a)(1)(xi) of Regulation M-A.

<u>When and how will you pay me for the Shares I tender…, page 9</u>

4.   Please refer to disclosure stating that you will "*begin* paying for tendered shares *at least* four business days after the Expiration Date…" Securities Exchange Act Rules 13e-4(f)(5) and 14e-1(c) require that you pay the consideration offered promptly after the termination of the offer. Please revise your disclosure here and throughout your offer materials to confirm that you will pay for securities tendered promptly after expiration of the offer.

<u>Conditions of the Offer, page 28</u>

5.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please clarify the condition under the third full bullet point regarding the occurrence of "*any* change in the *general* political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the Shares…"

6.   Please refer to the final paragraph under this heading. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform securityholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

<u>Source and Amount of Funds, page 31</u>

7.   Please provide us with a brief analysis of whether the financial statements specified in Item 1010 of Regulation M-A are material. In this regard, please refer to Item 10 of Schedule TO and Instruction 2 thereto. It does not appear that the offer fits within the safe harbor provisions set forth in the Instruction given that the Offeror, Nicholas Financial-Florida, is not a public reporting company and the offer is for less than all outstanding securities of the subject class.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions